'PUBLIC'

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48204

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Westport Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4651 Salisbury Rd., Suite 410
(No. and Street)

Jacksonville **FL** **32256**
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeanne R. Heller **(203) 653-2432** **jheller@westporthrh.com**
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor New York **NY** **10018**
(Address) (City) (State) (Zip Code)

10/08/03 **100**
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeanne R. Heller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westport Financial Services, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HEATHER L COHEN
Notary Public, State of Connecticut
My Commission Expires Mar. 31, 2028

Notary Public

Signature: _Jeanne R Heller_

Title: _President_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2023

Westport Financial Services, L.L.C.

Contents

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2023

ASSETS	
Cash	$648,906
Commissions receivable	325,223
Prepaid expenses	15,280
Account receivable	11,594
Receivable from Parent	219,667
TOTAL ASSETS	**$1,220,670**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$292,701
TOTAL LIABILITIES	292,701
MEMBER'S EQUITY	927,969
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,220,670**

The accompanying notes are an integral part of these financial statements.

Westport Financial Services, L.L.C.

Notes to Financial Statements
For the year ended December 31, 2023

1.	**Organization**	Westport Financial Services, L.L.C. (the "Company") is currently wholly owned by October Three Consulting L.L.C. (the "Parent"). Prior to September 15, 2023, the Company was wholly owned by Westport HRH, L.L.C., which was owned by Willis North America Inc. (together the "former Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.
2.	**Significant Accounting Policies**	*Basis of Presentation* The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. *Risks and Uncertainties Related to the COVID-19 Pandemic* The COVID-19 pandemic has had an adverse impact on global commercial activity, including the global supply chain, and has contributed to significant volatility in the financial markets including, among other effects, occasional declines in the equity markets, changes in interest rates and reduced liquidity on a global basis. To date, we have concluded that the COVID-19 pandemic negatively impacted our revenue growth but did not have a material impact on our overall results.

2.	**Significant Accounting Policies (continued)**	*Cash*

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income Taxes

The Company's owner, the Parent, is organized as a LLC and taxed as a partnership. As such, the Parent's members are responsible for federal and state income taxes on partnership income. The Company is a single-member LLC and disregarded entity for income tax purposes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that there are no uncertain tax positions that would require financial statement recognition as of December 31, 2023.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management believes that no new recent accounting pronouncements are expected to have an impact on the Company.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2023

3. **Revenue from Contracts with Customers**

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

As of January 1, 2023 and December 31, 2023 the Company had accounts receivable of $304,650 and $325,223, respectively. The Company had no contract assets or contract liabilities on January 1, 2023 or December 31, 2023.

Costs to Obtain a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as commission expenses paid for obtaining new contracts. The Company applies the practical expedient to these incremental costs and expenses the costs of obtaining a contract when incurred.

Insurance Commissions

The principle sources of revenue are first year and renewal commissions on Private Placement Variable Universal Life. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active. The Company believes that its sole performance obligation is the sale of new policies and as such its obligation is fulfilled on the date of issuance. Any initial commissions are known, fixed amounts and are recognized on the issuance date. Periodic renewal commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, at a point in time that cannot be determined in advance due to the determination of a policy asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

3. Revenue from Contract with Customers (continued)

Significant Judgment(s)
Revenue from contracts with customers includes insurance commissions. The recognition and measurement of revenue is based on contractual terms with the insurance carrier. Significant judgment is required to determine the commission amount which is often asset-based; whether constraints on variable consideration should be applied due to uncertain future events; and the timing of new case revenue recognition as performance obligations continue until commissions are received and processed by the carrier.

Allowance for Credit Losses
The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectations of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2023, there was no allowance for credit losses. For the year ended December 31, 2023, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

4.	**Related-Party Transactions**	*Allocated Expenses*

The Parent provides the Company with management office space, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $379,722 of allocated management and administration expense for the year ended December 31, 2023. At December 31, 2023, the Company recorded a receivable of $219,667 to the Parent for allocated management and accounting services.

The Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company operated as an unaffiliated company.

5.	**Concentrations**

For the year ended December 31, 2023, the Company had commission income from the product of one insurance carrier that accounted for approximately 87% of total commission income. In addition, for the year ended December 31, 2023, approximately 99% of total commission income, and 99% of total commission expenses, was generated through one third party representative's book of business.

6.	**Exemption from Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7.	**Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital would exceed 10 to 1. At December 31, 2023, the Company had net capital of $648,906 which was $629,393 in excess of its minimum net capital requirement of $19,513.